Contact

www.linkedin.com/in/kim-laderer-veiga-6a9a4296 (LinkedIn)
gofund.me/c31846bba (Personal)

Top Skills

Problem Solving
Oral Communication
Communication

Certifications

Salesforce Administration 201

Publications

Entrepreneur finds way to change Vodka
Felene Vodka – Denver's Aspirational Visionaries Taking Organic Sugarcane Vodka National
Meet Kim Laderer Veiga
Inspiring Conversations with Tim Kelly of Felene
Felene Sugar Cane Vodka – How This Denver Distillery Has Changed the Rules

Kim Laderer Veiga

President Felene Vodka USA
Denver, Colorado, United States

Summary

Kim Laderer Veiga is the President of Felene Inc. Felene Vodka—an award-winning, organic, gluten-free, and non-GMO vodka brand. Certifications: Salesforce, NYS Real Estate license, PMI, Agile, Scrum, HubSpot, Tips, Safe Serve.

Experience

Felene Inc
Sales Manager
October 2022 - Present (3 years 3 months)
Denver, Colorado, United States

Sales Manager – Oversee sales operations and business development across Colorado, New York, Texas, Washington, Oregon, California, and Florida. Build and maintain strong client and distributor relationships, negotiate contracts, and drive revenue through strategic sales initiatives. Manage and motivate sales teams to exceed targets, develop pricing strategies and promotional campaigns, and implement effective sales processes to increase market share. Analyze performance metrics to identify new opportunities, expand customer bases, and strengthen partnerships that support overall company growth.

The NPD Group
Salesforce Administrator
March 2006 - October 2022 (16 years 8 months)
United States

Salesforce Administrator – Managed and customized the Salesforce platform by configuring objects, fields, and page layouts; created workflows, flows, reports, and dashboards to optimize business processes; maintained data accuracy and security through user setup and permissions; and provided training and support to ensure effective adoption across sales, marketing, and service teams.

Prudential Financial
Market Analyst

January 2004 - June 2005 (1 year 6 months)
Irvine, California, United States

Market Analyst in the real estate industry, I researched and evaluated market trends, property values, and demographic data to support strategic investment decisions. I conducted comparative market analyses, assessed supply and demand factors, and identified emerging opportunities to maximize profitability. By preparing detailed reports and forecasts, I provided actionable insights to agents, investors, and clients, helping guide pricing strategies, marketing plans, and long-term growth initiatives within highly competitive markets.

Cablevision
Senior Support Analyst
February 2000 - March 2002 (2 years 2 months)
Bethpage, New York

Senior Support Analyst on the Helpdesk at Cablevision, I provided technical support and troubleshooting for end users, ensuring quick resolution of hardware, software, and network issues. I analyzed system performance, identified recurring problems, and implemented solutions to improve efficiency and minimize downtime. In this role, I collaborated with IT teams to escalate complex issues, documented processes for knowledge sharing, and delivered excellent customer service by guiding users through technical challenges with clarity and professionalism.

Education

LIU Post
Bachelor of Applied Arts and Sciences, Marketing Research